Offer to Purchase

GROSVENOR REGISTERED MULTI-STRATEGY FUND (TI 1), LLC

OFFER TO PURCHASE UP TO $54,000,000 IN OUTSTANDING
SHARES OF LIMITED LIABILITY COMPANY INTEREST
DATED MARCH 27, 2020

LETTER OF TRANSMITTAL MUST BE RECEIVED BY
FRIDAY, APRIL 24, 2020

THE OFFER WILL EXPIRE AT
12:00 MIDNIGHT, EASTERN TIME, ON FRIDAY, APRIL 24, 2020,
UNLESS THE OFFER IS EXTENDED

To the Investors of Grosvenor Registered Multi-Strategy Fund (TI 1), LLC:

Grosvenor Registered Multi-Strategy Fund (TI 1), LLC (the “Fund”) is a closed-end, diversified, management investment company organized as a Delaware limited liability company, that invests substantially all of its assets in Grosvenor Registered Multi-Strategy Master Fund, LLC (the "Master Fund").  The Fund is offering to purchase, on the terms and conditions set forth in this offer to purchase ("Offer to Purchase") and the related Letter of Transmittal (which together with this Offer to Purchase constitutes the "Offer"), an amount of Shares up to $54,000,000 (As used in this Offer, the term "Shares" refers to the shares of limited liability company interest of the Fund representing beneficial interests in the Fund.) Purchases would be pursuant to tenders by investors of the Fund ("Investors") at a price equal to their net asset value as of June 30, 2020, or, if the Offer is extended, as of the next occurring last business day of a calendar month which is at least sixty-five (65) days from the date on which the Offer actually expires (the "Valuation Date").  This Offer is being made to all Investors and is not conditioned on any minimum amount of Shares being tendered, but is subject to certain conditions described below.  Shares are not traded on any established trading market and are subject to strict restrictions on transferability under the Fund's Amended and Restated Limited Liability Company Agreement, as amended from time to time (the "LLC Agreement").

The Offer will remain open until 12:00 midnight, Eastern Time, on April 24, 2020 (the "Initial Expiration Date"), or, if the Offer is extended, until any later date that corresponds to the extension of the Offer.  The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is called the "Expiration Date."

Unless otherwise instructed in the cover letter to this Offer, Investors who desire to tender Shares for purchase must complete and sign the attached Letter of Transmittal and submit it to the Fund for receipt on or before the Expiration Date.  Investors who are clients of certain brokers may be instructed on the cover letter to this Offer to contact their financial intermediary directly in order to have the Fund purchase all or a portion of their Shares.  Such Investors must contact their financial intermediary to ensure the proper completion and submission of the necessary documentation.

Investors should realize that the value of the Shares tendered in this Offer likely will change between February 29, 2020 (the last time net asset value was calculated) and the Valuation Date June 30, 2020 (unless the Offer is extended), when the value of the Shares tendered to the Fund for purchase is determined.  Investors tendering their Shares should also note that although the tender offer expires on April 24, 2020 (unless the Offer is extended), they will remain Investors in the Fund, with respect to the Shares tendered and accepted for purchase by the Fund, through the Valuation Date.  Any tendering Investors that wish to obtain the estimated net asset value of their Shares should contact the Fund, at the telephone number or address set forth below, Monday through Friday, except holidays, during normal business hours of 8:30 a.m. to 5:30 p.m. (Eastern Time).

Offer to Purchase – TI 1	Page 1

IMPORTANT

None of the Fund, Grosvenor Capital Management, L.P. (the “Adviser”), or any member of the Fund's Board of Directors makes any recommendation on behalf of the Fund to any Investor as to whether to tender or refrain from tendering Shares.  Investors must make their own decisions whether to tender Shares and, if they choose to do so, the portion of their Shares to tender.

Because each Investor's investment decision is a personal one based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Investors should tender Shares pursuant to the Offer.  No person has been authorized by the Fund to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal.  If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

This transaction has not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document.  Any representation to the contrary is unlawful.

Questions, requests for assistance and requests for additional copies of the Offer may be directed to the Fund:

Grosvenor Funds
c/o BNY Mellon TA Alternative Investment RIC Funds
4400 Computer Drive
Westborough, MA 01581

Phone:  1-877-355-1469
Offer to Purchase – TI 1	Page 2

GROSVENOR REGISTERED MULTI-STRATEGY FUND (TI 1), LLC
Offer to Purchase

Table of Contents

Page

1.	Summary Term Sheet	4

2.	Background and Purpose of the Offer	5

3.	Offer to Purchase and Price	6

4.	Amount of Tender	6

5.	Procedure for Tenders	7

6.	Withdrawal Rights	7

7.	Purchases and Payment	7

8.	Certain Conditions of the Offer	9

9.	Certain Information About the Fund	9

10.	Certain Federal Income Tax Consequences	10

11.	Miscellaneous	11

12.	Financial Statements	11

Offer to Purchase – TI 1	Page 3

1.	Summary Term Sheet

This summary highlights certain information concerning this Offer.  To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, please read carefully this entire Offer to Purchase and the related Letter of Transmittal.

•
The Fund expects, subject to the sole discretion of the board of directors of the Fund (the “Board of Directors”), to offer from time to time to buy a portion of its outstanding Shares at their net asset value (that is, the value of the Fund's assets minus its liabilities), effective as of the last business day of each calendar quarter.  The Board of Directors has authorized the Fund to offer to purchase Shares of the Fund in an amount up to $54,000,000.  This Offer will remain open until 12:00 midnight, Eastern Time, on the Expiration Date, which is April 24, 2020, unless the Offer is extended.  The net asset value of Shares will be calculated for this purpose as of the Valuation Date, which is June 30, 2020, unless the Offer is extended.  The Fund reserves the right to adjust the Valuation Date to correspond to any extension of the Offer.

•
The Offer is being made to all holders of Shares and is not conditioned on any minimum amount of Shares being tendered.  You may tender all or a portion of your Shares.  Partial tenders are subject to maintenance of a minimum account balance of at least $25,000 in the Fund, subject to the conditions set forth below.  If the tender amount would cause your account balance to fall below $25,000, the Fund reserves the right to reduce the amount to be purchased so that a minimum $25,000 account balance is maintained.

•
If you tender Shares and the Fund purchases those Shares, you will receive as consideration a non-interest bearing, non-transferable promissory note, to be held for you by BNY Mellon Investment Servicing (U.S.) Inc. (the "Administrator"), entitling you to:

i)
an initial payment (the "Initial Payment") in cash and/or marketable securities equal to at least 95% of the unaudited net asset value, determined as of the Valuation Date, of the Shares tendered and purchased, which will be paid to you (a) thirty-five (35) days after the Valuation Date or (b) ten business days after the Master Fund has received at least 90% of the aggregate amount withdrawn from any investment funds if the Master Fund has requested withdrawals of its capital from investment funds to fund the purchase of Shares; and

ii)
a contingent payment (the "Contingent Payment") in cash and/or marketable securities equal to the excess, if any, of (a) the net asset value of Shares tendered and purchased as of the Valuation Date (as may or may not be adjusted based upon subsequent revisions to the net asset values of the investment funds) over (b) the Initial Payment.  The Contingent Payment, if any, will generally be payable within 120 days after the Valuation Date.  The Fund will deposit into a segregated account an amount equal to the Contingent Payment.  Any interest earned on these deposited amounts is for the benefit of the Fund and will not be paid to tendering Investors as part of any Contingent Payment.  See Section 7.

•
If the Fund accepts your tender of Shares, your proceeds will be funded from one or more of the following sources: cash on hand; withdrawals of capital derived from the investment funds in which the Master Fund invests; the proceeds of the sale of or delivery of portfolio securities held by the Fund; or borrowings.  See Section 7.

•
Until the expiration of the Offer, you have the right to change your mind and withdraw any tenders of your Shares.  If the Fund has not yet accepted your tender of Shares on or before May 21, 2020 (i.e., the date 40 business days from the commencement of the Offer), you will also have the right to withdraw the tender of your Shares after such date.  Shares withdrawn prior to the Expiration Date may be re-tendered on or before the Expiration Date by following the tender procedures described herein.  See Section 6.

•
If you would like the Fund to purchase all or any portion of your Shares, and unless otherwise instructed on the cover letter to this Offer, you must complete, sign and either (i) mail the enclosed Letter of Transmittal to the Fund at the address listed on page 2 of this Offer to Purchase or (ii) e-mail the Letter of Transmittal to grosvenordeinvservices@bnymellon.com (please include the words "Grosvenor Fund Tender Documents" in

Offer to Purchase – TI 1	Page 4

the subject line).  The Fund recommends that mailed documents be submitted by certified mail, return receipt requested.  All requests to tender Shares must be received by the Fund in good order before 12:00 midnight, Eastern Time, on the Expiration Date, which is April 24, 2020, unless the Offer is extended.  See Section 5.

•
If you would like to obtain the estimated net asset value of your Shares, which is calculated monthly, contact the Fund at the address listed on page 2 or at (877) 355-1469, Monday through Friday, except holidays, during normal business hours of 8:30 a.m. to 5:30 p.m., Eastern Time.  The value of your Shares will likely change between the date its net asset value was last calculated and the Valuation Date, which is June 30, 2020, unless the Offer is extended, when the value of Shares tendered and accepted for purchase will be determined for purposes of calculating the purchase price for such Shares.  See Section 3.

•
Please note that the Fund has the right to cancel, amend or postpone this Offer at any time before 12:00 midnight, Eastern Time, on the Expiration Date, which is April 24, 2020, unless the Offer is extended.  Also note that although the Offer will expire on the Expiration Date, you will remain an Investor in the Fund, with respect to any Shares you tender that are accepted for purchase by the Fund through the Valuation Date.  Accordingly, the value of your tendered Shares may rise or fall until the Valuation Date.

•	If you elect to tender, it is your responsibility to confirm, and it is strongly recommended that you confirm, receipt of the Letter of Transmittal by the Fund. See Section 5.

2.	Background and Purpose of the Offer

The purpose of this Offer is to provide liquidity to Investors who hold Shares of the Fund, as contemplated by and in accordance with the procedures set forth in the Fund’s Prospectus and Statement of Additional Information (collectively the “Prospectus”).  The Prospectus, which was provided to each Investor in advance of purchasing Shares, provides that the Board of Directors has the discretion to determine whether the Fund will purchase Shares from time to time from Investors pursuant to written tenders.  The Adviser expects that it will recommend to the Board of Directors that the Fund purchase Shares from Investors four times each year, effective as of the last day of each calendar quarter.  Because there is no secondary trading market for Shares and transfers of Shares are prohibited without prior approval of the Adviser, the Board of Directors has approved the Offer, after consideration of various matters, and the recommendation of the Adviser, in order to provide liquidity for Shares as contemplated in the Prospectus.  The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between: (i) the Fund, the Adviser, any director of the Fund or any person controlling the Fund or controlling the Adviser or any director of the Fund; and (ii) any other person, with respect to the Shares.  However, the LLC Agreement provides that the Board of Directors will call a meeting of Investors for the purpose of determining whether the Fund should be dissolved in the event that the Fund does not at least once during any 24-month period repurchase any of the Shares tendered in accordance with the procedures determined by the Board of Directors from time to time.

The Fund’s assets will be reduced by the amount of the tendered Shares that are purchased by the Fund.  Thus, income relative to assets may be affected by the Offer.  The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Investors who do not tender Shares.  Investors who retain their Shares may be subject to increased risks due to the reduction in the Fund's aggregate assets resulting from payment for the Shares tendered.  These risks include the potential for greater volatility due to decreased diversification.  However, the Fund believes that this result is unlikely given the nature of the Fund's investment program and the amount of the Offer.  A reduction in the aggregate assets of the Fund may result in Investors who do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline.  These effects may be reduced or eliminated to the extent that new and existing Investors make additional purchases of Shares from time to time, although there can be no assurance that such additional purchases will occur.  Payment for Shares purchased pursuant to this Offer may also require the Fund to liquidate portfolio holdings earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment related expenses.
Offer to Purchase – TI 1	Page 5

Shares that are tendered to the Fund in connection with this Offer will be retired, although the Fund may issue new Shares from time to time in the course of its public offering of Shares.  The Fund currently expects that it will accept purchases of Shares as of the first business day of each month, but is under no obligation to do so.

Net Assets of the Fund

December 31, 2019	$ 218,581,721.36
January 31, 2020	$ 219,528,308.80
February 29, 2020	$ 218,557,000.06 (estimate)
March 1, 2020	$ 218,557,000.06 (estimate made with March 1 subscriptions)

3.	Offer to Purchase and Price

The Fund will, on the terms and subject to the conditions of the Offer, purchase up to $54,000,000 of Shares that are properly tendered by Investors, and not withdrawn (in accordance with Section 6 below), before 12:00 midnight, Eastern Time, on the Expiration Date, which is April 24, 2020, unless the Offer is extended and not withdrawn.  The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 4 and 8 below.  The purchase price of Shares tendered and accepted for purchase will be the net asset value as of the close of the Valuation Date, payable as set forth in Section 7.  The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

As of the start of business on March 1, 2020, the Fund had approximately $218,557,000.06 in Shares outstanding (based on the unaudited net asset value of such Shares and including purchases made as of March 1, 2020).  Investors may obtain monthly estimated net asset value information, which the Fund calculates based on information the Master Fund receives from the managers of investment funds in which the Master Fund invests, as of the most recent month-end, by contacting the Fund at the telephone number or address set forth on page 2, Monday through Friday, except holidays, during normal business hours of 8:30 a.m. to 5:30 p.m., Eastern Time.  The value of an Investor's Shares will likely change between any such date and the Valuation Date, which is June 30, 2020, unless the Offer is extended, when the value of the Shares tendered by Investors will be determined for purposes of calculating the purchase price of Shares tendered and accepted for purchase.

4.	Amount of Tender

The Offer is being made to all Investors and is not conditioned on any minimum amount of Shares being tendered.  Investors may tender all or a portion of their Shares.  Partial tenders are subject to maintenance of a minimum account balance of at least $25,000 in the Fund, subject to the conditions set forth below.  If the tender amount would cause the account balance to fall below $25,000, the Fund reserves the right to reduce the amount to be purchased so that a minimum $25,000 account balance is maintained.

If the amount of Shares that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 6 below is less than or equal to $54,000,000 (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the tendered Shares unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 8 below.  If more than $54,000,000 of Shares are duly tendered to the Fund prior to the expiration of the Offer and not withdrawn pursuant to Section 6 below, the Fund will in its sole discretion either: (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (b) extend the Offer, if necessary, and increase the amount of Shares that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer; or (c) accept a portion of each Investor’s Shares tendered prior to or on the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares.  The Offer may be extended, amended or canceled in various other circumstances described in Section 8 below.

Offer to Purchase – TI 1	Page 6

5.	Procedure for Tenders

Investors who are clients of certain brokers may be instructed in the cover letter to this Offer to contact their financial intermediary directly in order to have the Fund purchase all or any portion of their Shares.  Such Investors must contact their financial intermediary to ensure the proper completion and submission of the necessary documentation.

Unless otherwise instructed in the cover letter to this Offer, Investors wishing to tender Shares pursuant to the Offer should complete and execute a Letter of Transmittal either: (i) by mail to Grosvenor Funds, c/o BNY Mellon TA Alternative Investment RIC Funds, 4400 Computer Drive, Westborough, MA 01581, or (ii) by e-mail to grosvenordeinvservices@bnymellon.com (please include the words "Grosvenor Fund Tender Documents" in the subject line).  The completed and executed Letter of Transmittal must be received by the Fund, and in good order, no later than the Expiration Date.  The Fund recommends that mailed documents be submitted to the Fund via certified mail, return receipt requested.

Investors wishing the Fund to confirm receipt of a Letter of Transmittal should include their e-mail address at the designated place on the Letter of Transmittal.  The method of delivery of any documents is at the election and complete risk of the Investor tendering Shares, including, but not limited to, the failure of the Fund to receive any Letter of Transmittal or other document.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding.

The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful.  The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Shares or any particular Investor, and the Fund's interpretation of the terms and conditions of the Offer will be final and binding.  Unless waived, any defects or irregularities in connection with a tender must be cured within such time as the Fund shall determine.  A tender will not be deemed to have been made until the defects or irregularities relating to that tender have been cured or waived.  None of the Fund, the Adviser, or the Board of Directors is obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give such notice.

6.	Withdrawal Rights

Pursuant to Rule 13e-4 of the Exchange Act, any Investor tendering Shares pursuant to this Offer may withdraw the tender at any time before 12:00 midnight, Eastern Time, on the Expiration Date, which is April 24, 2020, unless the Offer is extended, and, if the Fund has not yet  accepted an Investor’s tender of Shares at any time on or before May 21, 2020 (i.e., 40 business days from the commencement of the Offer), an Investor may withdraw its tender of Shares after May 21, 2020.  To be effective, any notice of withdrawal must be timely received by the Fund at the address set forth on page 2.  A form of notice of withdrawal of a tender is enclosed and is also available by calling the Fund at the telephone number indicated on page 2.  The Fund determines questions as to the form and validity (including time of receipt) of notices of withdrawal, in its sole discretion, and its determinations are final and binding.  Shares subject to a tender that has been properly withdrawn are not thereafter deemed to be tendered for purposes of the Offer.  However, withdrawn Shares may be tendered again prior to the Expiration Date by following the procedures described in Section 5.

7.	Purchases and Payment

For purposes of the Offer, the Fund will be deemed to have accepted for purchase Shares that are tendered as of when it gives written notice to the tendering Investors of its election to purchase the Investor's Shares.  As stated in Section 3 above, the purchase price of Shares tendered by any Investor and accepted for purchase will be the net asset value thereof as of the Valuation Date, which is June 30, 2020, if the Offer expires on the Initial Expiration Date, and otherwise the next occurring last business day of a calendar month which is at least sixty-five (65) days after the date on which the Offer expires.
Offer to Purchase – TI 1	Page 7

An Investor whose Shares are tendered and accepted for purchase by the Fund will receive as consideration a non-interest bearing, non-transferable promissory note, to be held for such Investor by the Administrator, entitling the Investor to receive an initial payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to at least 95% of the unaudited net asset value of the Shares tendered and accepted for purchase by the Fund, determined as of the Valuation Date (the "Initial Payment").  Payment of this amount will be made to the Investor within (a) thirty-five (35) calendar days after the Valuation Date or (b) ten business days after the Master Fund has received at least 90% of the aggregate amount withdrawn by the Master Fund from any investment funds, if the Master Fund has requested withdrawals of its capital from such investment funds in order to fund the purchase of Shares.  The promissory note also will entitle the Investor to receive a contingent payment in cash and/or marketable securities equal to the excess, if any, of (a) the net asset value of the Shares tendered and accepted for purchase by the Fund as of the Valuation Date (as it may be adjusted based upon subsequent revisions, if any, to the net asset values of the investment funds upon which the Fund's determination of its net asset value is based) over (b) the Initial Payment (the "Contingent Payment").  The Contingent Payment, if any, will generally be payable within 120 days after the Valuation Date.  The Fund will deposit into a segregated account an amount equal to the Contingent Payment.  Any interest earned on these deposited amounts is for the benefit of the Fund and will not be paid to tendering Investors as part of any Contingent Payment.  The Fund reserves the right to purchase less than the amount the Investor tenders if the purchase would cause the Investor's account to have a balance of less than $25,000.

Although the Fund has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Directors determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Investors.

Any promissory notes paid to tendering Investors will be held for each Investor by the Administrator.  Proceeds of the Initial Payment and any Contingent Payment will be wire transferred directly to the account designated by the Investor.  Cash payments wired directly to such Investor accounts may be subject upon withdrawal from the account to any fees that the institution at which the account is held would customarily assess upon the withdrawal of cash from the account.

It is expected that cash payments for Shares acquired pursuant to the Offer will not exceed $54,000,000 (unless the Fund elects to purchase a greater amount) and will be derived from:  (a) cash on hand; (b) withdrawal of capital derived from one or more of the investment funds in which the Master Fund invests; (c) the proceeds of the sale of securities and portfolio assets held by the Fund; or (d) possibly borrowings, as described below.  There are no material conditions to the financing of the transaction.  There are currently no alternative financing plans or arrangements for the transaction.  The Fund will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under the promissory notes, as described above.  None of the Fund, the Adviser, the Board of Directors or any of the officers of the Fund have determined at this time to borrow funds to purchase tendered Shares in connection with the Offer.  However, depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to fund any portion of the purchase price, subject to compliance with applicable law, through borrowings.  The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing or new Investors, withdrawal of capital derived from the investment funds in which the Master Fund invests, or from the proceeds of the sale of securities and portfolio assets held by the Fund.

The repurchase of Shares is subject to regulatory requirements imposed by the Securities and Exchange Commission.  The Fund’s repurchase procedures are intended to comply with such requirements.  However, in the event that the Board of Directors determines that modification of the repurchase procedures described above is required or appropriate, the Board of Directors will adopt revised repurchase procedures as necessary to ensure the Fund’s compliance with applicable regulations or as the Board of Directors in its sole discretion deems appropriate.  Following the commencement of an offer to repurchase Shares, the Fund may suspend or cancel such offer in certain circumstances upon the determination of a majority of the Board of Directors, including a majority of the directors that are “not interested” as that term is defined under the Investment Company Act of 1940, as amended (the “1940 Act”), that such suspension, postponement or termination is advisable for the Fund and its Investors, including,
Offer to Purchase – TI 1	Page 8

without limitation, circumstances as a result of which it is not reasonably practicable for the Fund to dispose of its investments, to determine the value of its net assets, or other unusual circumstances.

Each Investor whose Shares have been accepted for repurchase will continue to be an Investor of the Fund until the Valuation Date (and thereafter if it has tendered only some of its Shares) and may exercise its voting rights with respect to the repurchased Shares until the Valuation Date.  Moreover, the account maintained in respect of an Investor whose Shares  have been accepted for repurchase will be adjusted for the net profits or net losses of the Fund through the Valuation Date, and such Investor’s account shall not be adjusted for the amount withdrawn, as a result of the repurchase, prior to the Valuation Date.

8.	Certain Conditions of the Offer

The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Investors of the extension and of the new Expiration Date.  In the event that the Fund so elects to extend the tender period, the Valuation Date for the purpose of determining the purchase price for tendered Shares will be the next occurring last business day of a calendar month which is at least sixty-five days (65) from the new Expiration Date.  During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer.  The Fund also reserves the right, at any time and from time to time up to and including acceptance of tenders pursuant to the Offer: (a) to cancel or suspend the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation or suspension not to purchase or pay for any Shares tendered pursuant to the Offer; (b) to amend the Offer; or (c) to postpone the acceptance of Shares tendered.  If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Investors.

Please note that the Fund has the right to cancel, amend or postpone this Offer at any time prior to the Expiration Date. The Fund may cancel or suspend the Offer if: (a) the Master Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Master Fund's investment objectives and policies in order to purchase Shares tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Directors, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States that is material to the Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Master Fund has a material investment, (v) international or national calamity directly or indirectly involving the United States that is material to the Master Fund or the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Master Fund, the Fund or its Investors if Shares tendered pursuant to the Offer were purchased; or (c) the Board of Directors determines that it is not in the best interest of the Fund to purchase Shares pursuant to the Offer.  However, there can be no assurance that the Fund will exercise its right to cancel or suspend the Offer.

9.	Certain Information About the Fund

The Fund is registered under the 1940 Act, as a closed-end, diversified, management investment company.  It is organized as a Delaware limited liability company.  The principal office of the Fund is located at 900 North Michigan Avenue, Suite 1100, Chicago, Illinois 60611 and its telephone number is (312) 506-6500.  The president and principal financial officer of the Fund are Scott J. Lederman and Kathleen P. Sullivan, respectively.  Their address is c/o Grosvenor Registered Multi-Strategy Fund (TI 1), LLC, 900 North Michigan Avenue, Suite 1100, Chicago, Illinois 60611 and the telephone number is (312) 506-6500.  The principal executive office of the Adviser is located at 900 North Michigan Avenue, Suite 1100, Chicago, Illinois 60611 and it may be reached at (312) 506-6500.  The members of the Board of Directors are Henry S. Bienen, Alan Brott, Brian P. Gallagher, Scott J. Lederman, Victor J. Raskin and Thomas G. Yellin. Their address is c/o the Fund at 900 North Michigan Avenue, Suite 1100, Chicago, Illinois 60611 and their telephone number is (312) 506-6500.  Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement.
Offer to Purchase – TI 1	Page 9

Except as described below, none of the Fund, the Adviser, or the Board of Directors has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Shares (other than the Fund's intention to accept purchases of Shares on the first business day of each month) or the disposition of Shares; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund (although the Fund may decide to borrow amounts necessary to repurchase all or a portion of the tendered Shares); (d) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Directors determines may be necessary or appropriate to fund any portion of the purchase price for Shares acquired pursuant to this Offer or in connection with ordinary portfolio transactions of the Fund); (e) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies for which a vote would be required by Section 13 of the 1940 Act; (f) any changes in the LLC Agreement or other actions that may impede the acquisition of control of the Fund by any person; or (g) any change in the identity of the Adviser or the officers or the directors of the Fund or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Directors, or to fill any existing vacancy on the Board of Directors or to change any material term of the investment advisory arrangement with the Adviser.

To the Fund’s knowledge, no executive officer, director, or other affiliate plans to tender, and the Fund presently has no plans to purchase the Shares owned by any executive officer, director or other affiliate of the Fund pursuant to the Offer.

Other than the acceptance of purchases as of February 1, 2020, and March 1, 2020, the previous tender offer for the repurchase of Shares, and the acquisition described below, there have been no transactions involving the Shares that were effected during the past 60 days by the Fund, the Adviser, and any director or officer of the Fund, or any person controlling the Fund or the Adviser.  The Fund’s previous tender offer for the repurchase of Shares had an expiration date of January 24, 2020.

10.	Certain Federal Income Tax Consequences

The following discussion is a general summary of the federal income tax consequences of the purchase of Shares by the Fund from Investors pursuant to the Offer.  Investors should consult their own tax advisers for a complete description of the tax consequences of a purchase of their Shares by the Fund pursuant to the Offer.

The repurchase of Shares by the Fund may result in a taxable gain or loss to the tendering Investor.  Different tax consequences may apply for tendering and non-tendering Investors in connection with a repurchase offer.  For example, if an Investor does not tender all of his or her Shares, such repurchase might not be treated as an exchange for U.S. federal income tax purposes and might result in deemed distributions to non-tendering Investors.  On the other hand, Investors who tender all of their Shares (including Shares deemed owned by Investors under constructive ownership rules) will be treated as having sold their Shares and generally will realize a capital gain or loss.  Such gain or loss is measured by the difference between the Investor’s amount received and his or her adjusted tax basis of the Shares.  For non-corporate Investors, gain or loss from the transfer or repurchase of Shares generally will be taxable at a U.S. federal income tax rate dependent upon the length of time the Shares were held.  Shares held for a period of one year or less at the time of such repurchase or transfer will, for U.S. federal income tax purposes, generally result in short-term capital gains or losses, and those held for more than one year will generally result in long-term capital gains or losses.

Additionally, any loss realized on a disposition of Shares of the Fund may be disallowed under “wash sale” rules to the extent the repurchased Shares are replaced with other Shares of the Fund within a period of 61 days beginning 30 days before and ending 30 days after the Shares are repurchased by the Fund, such as pursuant to a dividend reinvestment in Shares of the Fund.  If disallowed, the loss will be reflected in an upward adjustment to the basis of the Shares acquired.

Pursuant to Treasury Regulations directed at tax shelter activity, taxpayers are required to disclose to the Internal Revenue Service certain information on Form 8886 if they participate in a “reportable transaction.”  A transaction may be a “reportable transaction” based upon any of several indicia with respect to an Investor, including the recognition
Offer to Purchase – TI 1	Page 10

of a loss in excess of certain thresholds (for individuals, $2 million in one year or $4 million in any combination of years).  Investors should consult their own tax advisers concerning any possible disclosure obligation with respect to their investment in Shares.

11.	Miscellaneous

The Offer is not being made to, nor will tenders be accepted from, Investors in any jurisdiction in which the Offer or its acceptance would not comply with the securities or other laws of such jurisdiction.  The Fund is not aware of any jurisdiction in which the Offer or tenders would not be in compliance with the laws of such jurisdiction.  However, the Fund reserves the right to exclude Investors from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made.  The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to the Offer.  A copy of this statement may be obtained from the Fund by contacting the Fund at the address and telephone number set forth on page 2 or from the Securities and Exchange Commission's internet website, http://www.sec.gov.  For a fee, a copy may be obtained from the public reference office of the Securities and Exchange Commission at 100 F Street, N.E., Washington, DC 20549.  (For more information about its operation, call (202) 551-8090).

12.	Financial Statements

The following financial statements of the Fund, which the Fund has prepared and furnished to Investors pursuant to Rule 30e-1 under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, are incorporated by reference in their entirety: audited financial statements for the period ended March 31, 2018, previously filed with the Securities and Exchange Commission on EDGAR on Form N-CSR on June 8, 2018 (Accession No. 0001193125-18-187564) and audited financial statements for the period ended March 31, 2019, previously filed with the Securities and Exchange Commission on EDGAR on Form N-CSR on June 10, 2019 (Accession No. 0001193125-19-168941).

Copies of these financial statements may be obtained by visiting the SEC’s website at www.sec.gov or may be obtained free of charge by calling the Fund at (877) 355-1469.

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